GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 DEC 13 AM 9:34

02060593

2 December 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

New GKN PLC SUPPL

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

dlw 12/18

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company - GKN plc

2. Name of director – Sir Ian Gibson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest - Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) - Sir Ian Gibson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) - N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary - Share purchase

7. Number of shares / amount of stock acquired - 10,000 Ordinary 50p shares

8. Percentage of issued class - Less than 0.01%

9. Number of shares/amount of stock disposed – N/A

10. Percentage of issued class – N/A

11. Class of security - Ordinary 50p shares

12. Price per share - 219p

13. Date of transaction - 26 November

14. Date company informed - 29 November

15. Total holding following this notification - 10,000

16. Total percentage holding of issued class following this notification - Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Phil Higgins – 01527 533 235

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins – Senior Secretarial Assistant

Date of Notification

2 December 2002